                          August 1, 2011

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:  Mr. Paul Cline

Re:	CFS Bancorp, Inc.
File No. 000-024611
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Forms 10-Q for Fiscal Quarter Ended March 31, 2011 Filed April 29, 2011

Dear Mr. Cline:

This letter is in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the Staff) to CFS Bancorp, Inc. (the Company) dated July 1, 2011 relating to the Staff’s review of the Company’s Form 10-K for the year ended December 31, 2010 (the 2010 Form 10-K) and its Form 10-Q for the quarter ended March 31, 2011.  For your reference and convenience, the text of the Staff’s comment letter has been reproduced below in italics with our responses following immediately thereafter.

In each of our responses we have agreed to change or supplement the disclosures in our future filings.  While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.

Form 10-K for the fiscal year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Asset Quality and Allowance for Loan Losses
Allocation of the Allowance for Loan Losses, page 56

1.           Please revise this section to include a discussion of the trends depicted in the tables included in Note 3 to the financial statements, particularly as they relate to the development of the allowance for loan losses for loans individually evaluated for impairment, collectively

Securities and Exchange Commission
August 1, 2011

evaluated for impairment and impaired loans.  Discuss the changes in the allocation of the allowance and related allowances for impaired loans between periods, including why a significant amount of impaired loans do not have a related allowance.  For instance, we note that total impaired/non-accrual commercial construction and land development loans decreased slightly between periods while the allowance allocated to them decreased proportionally more in the same periods and that there is no related allowance recorded for them at December 31, 2010.  We note similar trends within several loan categories.

As discussed in Note 1 - Significant Accounting Policies - Allowance for Loan Losses and in the Critical Accounting Policies section in Item 7.  Management’s Discussion and Analysis of the 2010 Form 10-K, our allowance for loan loss methodology is comprised of two separate components – loans individually evaluated for impairment (individually impaired loan(s)) and loans collectively evaluated for impairment.

A.           Individually Impaired Loans

The first component of the allowance for loan loss methodology contains allowance allocations for probable incurred losses that we have identified relating to impaired loans pursuant to Accounting Standards Codification (ASC) 310-10, Receivables.  We individually evaluate for impairment all loans classified substandard and greater than $750,000.  Loans are considered impaired when, based on current information and events, it is probable that the borrower will not be able to fulfill its obligation according to the contractual terms of the loan agreement.

Collateral Dependent Impaired Loans.  If an individually impaired loan is determined to be collateral dependent, with the repayment of the loan likely to be provided solely by the underlying collateral, and we believe there are no other available and reliable sources of repayment, then any collateral shortfall will be charged against the allowance for loan losses during the period the shortfall is identified.  As such, each of our collateral dependent individually impaired loans evaluated under this criteria would not require a specific reserve as it would have already been charged-off to the fair value of the collateral (less estimated selling costs).

B.           Collectively Evaluated Loans

The second component of the allowance for loan loss methodology contains allocations for probable incurred losses within various pools of loans with similar characteristics pursuant to ASC 450-10, Contingencies.  This component is based, in part, on certain loss factors applied to various stratified loan pools excluding individually impaired loans.  In determining the appropriate loss factors for these loan pools, we consider historical charge-offs and recoveries; levels of and trends in delinquencies, impaired loans, and other classified loans; concentrations of credit within the commercial loan portfolios; volume and type of lending; and current and anticipated economic conditions.

We modified this component of our methodology at December 31, 2010 to utilize the net charge-off history for the most recent eight fiscal quarters rather than the preceding four years as more fully described in our response to the Staff’s Comment 2 below.  The change in the historical

Securities and Exchange Commission
August 1, 2011

loss period coupled with the segregation of the commercial loan participation portfolio into a separate loan category at December 31, 2010 prompted the reallocation of the allowance for loan losses to better reflect what management believed was the then current inherent losses in our loan portfolio that are collectively reviewed for impairment.  Each of the owner occupied commercial real estate, multifamily commercial real estate, commercial construction and land development, and retail construction loan portfolios experienced larger than normal losses during the 2004 to 2008 period, resulting in higher historical loss factors at December 31, 2009.  Using the most recent eight quarters, significant losses that occurred in the loan portfolio from 2007 to 2008 were no longer factored into the historical loss factors at December 31, 2010.  Accordingly, we believe that the allowance for loan losses allocation at December 31, 2010 was more indicative of the inherent losses in the loan portfolios at that date based upon current economic conditions.

Your comment specifically asked about the slight decrease in the impaired construction and land development loans in relation to the larger decrease in the allocated allowance for these loans among other loan categories.  The commercial and construction loans evaluated separately for impairment in both 2009 and 2010 resulted in no specific allowance under ASC 310-10 because the majority of these are collateral dependent individually impaired loans.  As discussed above, under our policy, any collateral shortfall would have been charged-off through the allowance at the time the shortfall was identified.  The decrease in the allocated allowance for this category is primarily due to the change in the historical loss factor from 3.651% in 2009 based on the static four year loss period to 1.228% based on the rolling eight quarter loss period used in 2010 combined with the decline in the loan portfolio which resulted in a smaller balance of loans collectively evaluated for impairment that would have been subject to the historical loss factors for the component of the allowance under ASC 450-10.  We have provided an example of the impact of these reclassifications as additional information in the table below.

	December 31,
	2009	2010
	(Dollars in thousands)
Commercial construction and land development loans:
Balance at November 30*	$32,905	$24,492
Less: individually impaired with no related specific allowance	(8,476)	(9,183)
Collectively evaluated for impairment	24,429	15,309
Historical loss factor:
Static four year (2004-2008) loss factor	3.651%
Rolling eight quarters (1Q 2009 – 4Q 2010) loss factor		1.228%
Allowance allocation	$892	$188
* For purposes of calculating the allowance for loan losses prior to 2011, we utilized the outstanding loan balances as of the month end prior to quarter end.  When calculating the allowance, we also adjusted for significant increases/decreases in balance or loan classification that occurred during the last month of the quarter.

We see similar trends related to the owner occupied, non-owner occupied, and multifamily commercial real estate loan and loss categories since each of these categories would have been impacted by the segregation of the purchased participation loans into separate loan and

Securities and Exchange Commission
August 1, 2011

allowance for loss categories.  The purchased participation loss category received the majority of the increase in the allocation of the allowance due to its higher historical loss factor percentage.

In contrast to the decrease in the historical loss factors noted above, the change in the allowance for loss methodology resulted in the historical loss factors for the HELOC portfolio to increase from .88% for the static four year historical loss period to 2.33% for the rolling eight quarter historical loss period which resulted in an increase in the related provision and allowance allocation for 2010.

As such, the information in the table below provides our proposed additional future disclosures related to our impaired loans at December 31, 2010 and the corresponding $7.7 million of partial charge-offs on commercial loans that we had discussed on page 56 of our 2010 Form 10-K.  The table is similar to the table included on page 81 of our 2010 Form 10-K but has been enhanced by adding the partial charge-offs taken to date column on individually impaired loans by loan type and subtotaling the categories.

	Recorded Investment	Unpaid Principal Balance	Partial Charge- Offs	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(Dollars in thousands)
Loans without a specific valuation allowance:
Commercial and industrial	$3,692	$3,976	$1,506	$—	$4,738	$128
Commercial real estate:
Owner occupied	5,041	5,082	—	—	5,059	—
Non-owner occupied	6,664	6,834	140	—	6,695	144
Multifamily	264	264	—	—	268	4
Commercial construction and land development	9,183	11,498	2,314	—	9,313	—
Commercial participations	4,197	8,012	3,753	—	4,397	—
Retail	2,847	2,891	90	—	2,758	122
Total	$31,888	$38,557	$7,803	—	$33,228	398
Loans with a specific valuation allowance:
Commercial real estate:
Owner occupied	$2,798	$3,168	$—	$433	$2,900	$—
Non-owner occupied	17,850	18,311	—	4,492	18,066	—
Commercial participations	5,302	5,443	—	3,497	5,302	—
Total	$25,950	$26,922	$—	$8,422	$26,268	$—
Total impaired loans:
Commercial	$54,991	$62,588	$7,713	$8,422	$56,738	$276
Retail	2,847	2,891	90	—	2,758	122
Total	$57,838	$65,479	$7,803	$8,422	$59,496	$398

We agree and undertake to include similar disclosures in the MD&A section of future filings on Form 10-Q and Form 10-K, including our Form 10-Q for the quarter ended June 30, 2011, which will be filed with the Commission on or before August 14, 2011.

Securities and Exchange Commission
August 1, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, page 70

2.  We note your disclosure on page 70 that during the fourth quarter of 2010 you changed the historical period of time over which you evaluate charge-offs from four calendar years to the most recent eight quarters.  Please tell us and revise future filings to disclose the rationale for the change and quantification of the impact on the provision for loan losses.  Refer to ASC 310-10-50-11B(a)(3) & (d).

Based on our discussions during 2010 with our independent auditors, the Office of Thrift Supervision during our regulatory exam, and our independent loan review firm, as well as the result of the research and review of our actual loss history, we determined that a shorter credit loss history was more appropriate and indicative of the current inherent losses within our loan portfolio and consistent with current allowance trends in the banking industry.  The allowance for loan losses at December 31, 2009 was calculated using a static four year historical net charge-off factor for each loan category.  In addition, the allowance for loan losses prior to December 31, 2010 was based on our regulatory reporting categories as opposed to loan type and did not segregate our commercial purchased participation loans into a separate loan and allowance for loss category.

Based on the above review, discussions, and considerations, we determined that a rolling eight quarter loss history ending with the current quarter was more indicative of the current inherent losses in the loan portfolio at December 31, 2010.  In addition, as stated in the Loans section of Management’s Discussion and Analysis in the 2010 Form 10-K, based on the nature of our purchased participation loans, we believe these loans have a higher degree of risk than our other loan categories due to the fact that we are not the lead lender, many of the purchased participations are outside of our market area, and the national and local economic conditions have impacted many of the projects collateralizing these participations.  We also note that we had substantially modified our credit policy, underwriting standards, lending personnel, and lending strategy in 2007 and 2008.  In addition, in mid-2007, we ceased purchasing participation loans and substantially reduced the origination of commercial construction and land development loans.  As such, the balances in the purchased participation portfolio will continue to decrease, and we believe the significant losses incurred related to our purchased participation loans are not indicative of the losses inherent within our directly originated portfolio.  Segregation of these purchased participation loans as a separate loan category was appropriate at December 31, 2010.

Changing our methodology to shorten the historical loss period and segregate our purchased participation loan portfolio resulted in a reduction in the historical loss factor percentages applied to most of the directly originated loan portfolio categories and a larger historical loss factor percentage applied to the purchased participation portfolio.  The net effect of these changes was a decrease in the provision and the allowance for loan losses at December 31, 2010 of $1.2 million.  The effect of the segregation of the purchased participation portfolio coupled with the

Securities and Exchange Commission
August 1, 2011

decrease in the total loan balances from December 31, 2009 to December 31, 2010 decreased the allowance for loan losses for all non-participation loan categories by $1.9 million and the higher loss factors related to purchased participations increased the allowance for loan losses by $701,000.  The remaining decrease was primarily due to the decrease of $759,000 in the ASC 310-10 component on individually impaired loans to $8.4 million at December 31, 2010.

We will include in future filings the rationale for the change and, if additional changes are made to the historical loss factors used in the allowance methodology, we will quantify the impact on the allowance for loan losses and provision for loan losses.  We undertake to include this revised disclosure and the quantification of the impact of the change on the allowance for loan losses and provision at December 31, 2010 in our upcoming Form 10-Q filing for the quarter ended June 30, 2011.

Note 3. Allowance for Loan Losses, page 77

3.  Please tell us and revise future filings to include a discussion of the risk characteristics of each portfolio segment as required by ASC Subtopic 310-10-50-11B(a)(2).

We will include in future filings a discussion of the primary risk characteristics of each loan portfolio segment as identified below.

The primary risk characteristics of each loan portfolio segment are as follows:

Commercial and Industrial Loans (C&I)

C&I loans are primarily based on the identified historic and/or the projected cash flows of the borrower and secondarily on the underlying collateral provided by the borrower.  The cash flows of borrowers, however, do fluctuate based on changes in the company’s internal and external environment including management, human and capital resources, economic conditions, competition, regulation and product innovation/obsolescence.  The collateral securing these loans may also fluctuate in value and generally has advance rates between 50-80% of the collateral value.  Most C&I loans are secured by business assets being financed such as equipment, accounts receivable, and/or inventory and generally incorporate a secured or unsecured personal guarantee.  Occasionally, some short-term loans may be made on an unsecured basis.  In the case of loans secured by accounts receivable and/or inventory, the collateral securing the advances is generally monitored through a Borrowing Base Certificate submitted by the borrower which may identify a deterioration in collateral value.  The ability of the borrower to collect amounts due from its customers may be affected by its customers’ economic and financial condition.  The availability of funds for the repayment of these loans may be substantially dependent each of these factors described above.

Commercial Real Estate – Owner-Occupied, Non-Owner Occupied, and Multifamily

These types of commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.  Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent upon the

Securities and Exchange Commission
August 1, 2011

cash flows from the successful operation of the property securing the loan or the cash flows from the owner occupied business conducted on the property securing the loan.  A borrower’s business and/or the property securing the loan may be adversely affected by business conditions generally, and fluctuations in the real estate markets or in the general economy, which if adverse can negatively affect the borrowers’ ability to repay the loan.  The value and cash flow of the property can be influenced by changes in market rental rates, changes in interest rates or investors’ required rates of return, the condition of the property, zoning or environmental issues.  The properties securing our commercial real estate portfolio are diverse in terms of type and are generally located in the Chicagoland/Northwest Indiana market.  Owner occupied loans are generally a borrower purchased building where the borrower occupies at least 50% of the space with the primary source of repayment dependent on sources other than the underlying collateral.  Non-owner occupied and single tenant properties may have higher risk than owner occupied loans since the primary source of repayment is dependent upon the ability to lease out the collateral as well as the financial stability of the businesses occupying the collateral.  We monitor and evaluate commercial real estate loan portfolio concentrations based upon cash flow, collateral, geography, and risk grade criteria.  As a general rule, we avoid financing single purpose projects unless other underwriting factors mitigate the credit risk to an acceptable level.  Our Loan Policy generally requires lower loan-to-value ratios against these types of properties.

Commercial Construction and Land Development Loans

Construction loans are underwritten utilizing feasibility studies, independent appraisals, sensitivity analysis of absorption and lease rates, presale or prelease/Letters of Intent analysis and financial analysis of the developers and property owners.  Construction loans are generally based on the estimated cost to construct and cash flows associated with the completed project or stabilized value.  These estimates are subjective in nature and if erroneous, may preclude the borrower from being able to repay the loan.  Construction loans often involve the disbursement of substantial funds with repayment dependent on the success of the completed project.  These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, the ability to sell the property, and the availability of long-term financing.

Commercial Participation Loans

Participation loans generally have very large principal balances, portions of which are sold to multiple participant banks in order to spread credit risk.  The collateral securing these loans is often real estate and is often located outside of our geographic footprint.  Loans outside of our geographical footprint pose additional risk due to the lack of knowledge of general economic conditions where the project is located along with various project specific risks regarding buyer demand and project specific risks regarding project competition risks.  The participant banks are required to underwrite these credits utilizing their own internal analysis techniques and to their own credit standards.  However, the participant banks are reliant upon the information about the borrowers and the collateral provided by the lead bank.  These loans carry higher levels of risk

Securities and Exchange Commission
August 1, 2011

due to the participant banks being dependent on the lead bank for monitoring and managing the credit relationship, including the workout and/or foreclosure process should the borrower default.

Retail Loans

Our retail loans include one-to-four family residential mortgage loans, home equity loans and lines of credit, retail construction, and other consumer loans.  We have established a maximum loan-to-value ratio (LTV) of 80% for one-to-four family residential mortgages and home equity loans and lines of credit that are secured by a first or second mortgage on owner and non-owner occupied residences.  Loan applications exceeding 80% LTV require private mortgage insurance (PMI) from a mortgage insurance company acceptable to us.

4.  We note that you had $9.0 million and $10.2 million of TDRs performing in accordance with their agreements and accruing interest at December 31, 2010 and 2009, respectively.  Please tell us and revise your future filings to include the following disclosures:

·	Discuss how you identify loans to be restructured;

·	Quantify TDRs by loan type classified separately as accrual/non-accrual;

·
Quantify the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions;

·	Disclose your policy for returning loans to accrual status; and

·	Tell us if you restructured any loans and immediately placed the loans on accrual basis (quantify the number and amount of loans, if applicable).

In future filings, we undertake to include as appropriate disclosure similar to that presented below in response to the Staff’s comments above regarding our TDR portfolio.

We identify loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports.  Even if the borrower is not presently in default, we will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.

For one-to-four family and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure.  There are, however, situations where borrowers, who are not past due, experience a sudden job loss, become over-extended with credit obligations, or have marital problems have notified the Bank that they will be unable to make the required monthly payment and request payment relief.

Securities and Exchange Commission
August 1, 2011

When considering a loan restructure, management will determine if:  (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

At December 31, 2010 and 2009, we had the following TDRs, segregated by portfolio segment and whether the loan is accruing or not based on its modified terms:

	December 31, 2010			December 31, 2009
	Accruing	Non- accruing	Total	Accruing	Non- accruing	Total
	(Dollars in thousands)
Commercial:
Commercial and industrial	$3,575	$—	$3,575	$5,663	$—	$5,663
Commercial real estate:
Owner occupied	—	3,051	3,051	—	3,290	3,290
Non-owner occupied	3,296	19,234	22,530	2,946	7,042	9,988
Multifamily	264	—	264	—	—	—
Commercial construction and land development	—	2,012	2,012	—	—	—
Commercial participations	—	5,302	5,302	—	—	—
Total commercial	7,135	29,599	36,734	8,609	10,332	18,941
Retail - One-to-four family residential	2,619	228	2,847	1,587	—	1,587
Total troubled debt restructurings	$9,754	$29,827	$39,581	$10,196	$10,332	$20,528

We monitor our TDRs based on the type of modification or concession granted to the borrower.  These types of modifications may include rate reductions, payment/term extensions, forgiveness of principal, forbearance, and other applicable actions.  Of the various noted concessions, we predominantly utilize rate reductions and lower monthly payments, either from a longer amortization period or interest only repayment schedule, because these concessions provide needed payment relief without risking the loss of principal.  We will also agree to a forbearance agreement when it is deemed appropriate to avoid foreclosure.

Securities and Exchange Commission
August 1, 2011

The following tables set forth our TDRs at December 31, 2010 and 2009 by portfolio segment to quantify the type of modification or concession provided.

	December 31, 2010
	Rate Reduction	Payment Extension	Rate Reduction & Payment Extension	Rate Reduction & Interest Only	Fore- bearance	Total
	(Dollars in thousands)
Commercial:
Commercial and industrial	$—	$3,575	$—	$—	$—	$3,575
Commercial real estate:
Owner occupied	—	3,051	—	—	—	3,051
Non-owner occupied	—	2,113	566	12,955	6,896	22,530
Multifamily	—	—	264	—	—	264
Commercial construction and land development	—	—	—	—	2,012	2,012
Commercial participations	—	—	—	—	5,302	5,302
Total commercial	—	8,739	830	12,955	14,210	36,734
Retail - One-to-four family residential	396	1,043	1,408	—	—	2,847
Total troubled debt restructurings	$396	$9,782	$2,238	$12,955	$14,210	$39,581

	December 31, 2009
	Rate Reduction	Payment Extension	Rate Reduction & Payment Extension	Rate Reduction & Interest Only	Fore- bearance	Total
	(Dollars in thousands)
Commercial:
Commercial and industrial	$—	$5,663	$—	$—	$—	$5,663
Commercial real estate:
Owner occupied	—	3,290	—	—	—	3,290
Non-owner occupied	—	—	—	2,946	7,042	9,988
Total commercial	—	8,953		2,946	7,042	18,941

Retail - One-to-four family residential	380	439	768	—	—	1,587
Total troubled debt restructurings	$380	$9,392	$768	$2,946	$7,042	$20,528

At December 31, 2010, our TDRs totaled $39.6 million, of which $9.4 million were performing in accordance with their modified terms.  At December 31, 2010, commercial TDRs included $36.7 million loans that were restructured, of which $29.6 million were on nonaccrual status.  Of the $2.8 million retail TDRs, $2.2 million were still performing in accordance with their agreements and $228,000 were on nonaccrual status.  Since December 31, 2010, one $2.0 million commercial construction and land development relationship that had been previously restructured was foreclosed and transferred to other real estate owned.  In addition, one $261,000 one-to-four family mortgage loan that had been previously restructured was paid off in full with

Securities and Exchange Commission
August 1, 2011

no loss to the Bank.  There have been no other significant changes in the status of the TDRs listed at December 31, 2010.

Commercial and industrial and commercial real estate loans are generally placed on non-accrual once they become 90 days past due.  Unlike retail loans, this is not an automatic process.  We review all current financial information of the borrower and guarantor(s) and action plans to bring the loan current before determining if the loan should be placed on non-accrual.  A report of loans 90 days past due is reviewed monthly and requires appropriate justification to maintain a loan on accrual status once 90 days past due.  Occasionally commercial and industrial and commercial real estate loans are placed on non-accrual status before the loan becomes significantly past due if current information indicates that future repayment of principal and interest may be questionable.

Commercial and industrial and commercial real estate loans are returned to accrual status only when the loan has been paid as agreed for a minimum of six months.  A detailed analysis of the borrower and guarantor’s ability to service the loan is completed and must meet the Bank’s underwriting standards and conform to Bank policy before the loan can be returned to accrual status.

Our policy for returning retail loans to accrual status is primarily based on the payment status of the loan.  A retail loan is automatically placed on non-accrual status immediately upon becoming 90 days past due.  The loan remains on non-accrual status, with interest income recognized on a cash basis when a payment is made, until the loan is paid current.  Once current, the loan is automatically returned to accrual status.  If management identifies other information to indicate that future repayment of the loan balance may still be questionable, the loan may be manually moved to non-accrual status until management determines otherwise.

When a loan is restructured, the new terms often require a reduced monthly debt service payment.  No TDRs that were on non-accrual status at the time the concessions were granted have been returned to accrual status.  For commercial and industrial and commercial real estate loans, an analysis of the operating entity’s ability to repay the debt is completed.  If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status.  To date, there have been no commercial loans restructured and immediately placed on accrual status after the execution of the TDR.

For retail loans, an analysis of the individual’s ability to service the new required payments is performed.  If the borrower is capable of servicing the new debt and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status.  The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status.  At December 31, 2010, 11 retail loans totaling $1.4 million were returned to accrual status after the execution of the TDR.  The income effect of the change to accrual status was immaterial during 2010.  During 2011, we changed our policy relating to nonaccrual retail loans that are restructured and classified as TDRs to keep the

Securities and Exchange Commission
August 1, 2011

loan on nonaccrual status until sufficient payments have been made to bring the past due principal and interest current at which point the loan will be transferred to accrual status.

Note 14.  Fair Value of Financial Instruments, page 91

5.  Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also.  Also, we note your disclosure on page 91 that you apply a discount factor to the value you obtain in an independent appraisal.  Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals.  Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

The Bank generally obtains and reviews annual appraisals for collateral dependent loans.  We had previously discounted older appraisals based on estimated changes in market values, but ceased utilizing this technique in early 2009 due to the continued softness in the real estate markets.  For purchased participation loans, we are dependent upon the lead bank to order and provide appraisals, which occasionally are broker’s opinions.

In determining the estimated fair value of the real estate, senior liens such as unpaid and current real estate taxes and any perfected liens are subtracted from the value.  In addition, we generally apply a 10% discount to the current appraisal to allow for reasonable selling expenses, including sales commissions and closing costs.

We will revise future filings to include similar disclosure when discussing our collateral-dependent loans and the use of loan appraisals relating thereto.

6.  Noting the significant amount of assets classified as level 2 under the fair value hierarchy, please tell us and revise future filings to include the policies and procedures management utilizes to ensure that the assumptions used by the third party pricing service(s) are reasonable.  Include how management ensures that the lowest level input that is significant to the fair value measurement of each security results in a level 2 input and not a level 3 input.

We use a recognized third-party pricing service to obtain market values for our fixed income securities portfolio.  We maintain documentation as to the methodology and summary of inputs used by the pricing service for the various types of securities, and note that the servicer maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.  We do not have access to all of the individual specific assumptions and inputs used for each security.  The significant observable inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications.

We validate the market values against fair market curves and other available pricing sources. Bloomberg pricing is used to compare the reasonableness of the third-party pricing service prices for U.S. Treasury securities and government sponsored entity (GSE) bonds.  For all securities, our Investment Officer, who is in the market on a regular basis, monitors the market and is

Securities and Exchange Commission
August 1, 2011

familiar with where similar securities are trading and where specific bonds in specific sectors should be priced.  All monthly output from the third-party provider is reviewed against expectations as to pricing based on fair market curves, ratings, coupon, structure, and recent trade reports or offerings.

Based on our review of the methodology and summary of inputs used, we have concluded these assets are properly classified as Level 2 assets.  We will revise future filings to include similar disclosure when discussing the policies and procedures we utilize to determine the reasonableness of the assumptions used by our third-party pricing services.

In connection with the foregoing responses, the Company hereby acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;

(2)           Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comments.  As applicable, we undertake to revise our disclosures in future Forms 10-K and 10-Q filings in accordance with our responses to the Staff’s comments as set forth above. If you have any questions or would like to discuss our responses or any of the information or disclosures set forth above, please direct them to me at (219) 513-5103, or in my absence, to Joyce Fabisiak, Vice President - Finance and Reporting, at (219) 513-5110.

Sincerely,
/s/Jerry A. Weberling
Jerry A. Weberling
Executive Vice President and Chief Financial Officer
cc: Dave Irving, Securities and Exchange Commission